Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: December 18, 2020

The following is a transcript of a video message sent from the CEO of AstraZeneca to employees of Alexion on December 18, 2020:

Hello everyone, I am Pascal Soriot CEO of AstraZeneca, and it is a great pleasure to speak to you today.

Let me start by saying how excited I am by the opportunity to work with you. Alexion is a company that we have admired for some time, for your focus on innovation and, most importantly, for your dedication to transforming the lives of patients with rare diseases. You have built a special company, and I truly believe that our combined team will achieve great things together.

I recognize that this news will cause uncertainty, and I want to reassure you of three things.

First, like Alexion, AstraZeneca is committed to following the science to develop life-saving medicines. We have been developing a leadership position in Oncology as well as Cardio-renal and Respiratory diseases. We also have an ambition to grow our presence in immunology, and your leadership in the complement system will become a core part of our strategy in Immunology. Your scientific contribution to the new company will be something that AstraZeneca does not have today and will be very much central to our collective future.

I’m equally excited to see how our AstraZeneca capabilities in genomics, and precision medicine, and oligonucleotides could help the new company discover new medicines that you will bring to patients with rare diseases.

Our combined global presence will help us to deliver our medicines to more people around the world, for example in China where AstraZeneca is the number one pharmaceutical company but also in many other emerging markets.

So, my first message to you is that our merger is born out of a true scientific and commercial synergy that will enable us to create additional value through combining our respective strengths. The new company needs your knowledge, capabilities, and your talent. These are complementary to AstraZeneca’s strengths in other areas.

My second message is that our two organizations have similar cultures and values, even though we may use different words to describe them. Our five AstraZeneca values are we follow the science, we put patients first, we are entrepreneurial, we play to win, and we do the right thing.

And my third message is that we are committed to making AstraZeneca a great place to work and to operating like a nimble biotech. We have seventy thousand colleagues around the world, but we always try to be flexible, move quickly, and take educated risks.

I also want to underline my desire to make the transition as smooth and quick as possible, especially given the limited overlaps between our two companies.

When I led the integration of Genentech into Roche in 2009, I was very focused on minimizing disruption and protecting the Genentech culture. I will be bringing the same mindset to the way we bring our two companies together. AstraZeneca does not have a presence in rare diseases, and your scientific and commercial capabilities are key to our future company - we need your talent!

Thank you once again, stay well, and I wish all of you a relaxing break over the holidays. I look forward to welcoming you to AstraZeneca and meeting you all.

Important Additional Information

In connection with the proposed transaction, AstraZeneca PLC (“AstraZeneca”) intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion Pharmaceuticals, Inc. (“Alexion”) (the “proxy statement/prospectus”), Alexion intends to file a proxy statement with the SEC (the “proxy statement”) and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus or a definitive proxy statement will be sent to Alexion’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab “Investors”.

The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, “Investors” and under the heading “SEC Filings” or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Participants in the Solicitation

Alexion, AstraZeneca and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in the definitive proxy statement for Alexion’s 2020 special meeting of shareholders, as previously filed with the SEC on March 26, 2020. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-looking Information

This announcement may include statements that are or may be deemed to be forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “envisages”, “plans”, “projects”, “anticipates”, “targets”, “aims”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions and include, but are not limited to the ability of the parties to consummate the proposed acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after the completion of the proposed acquisition and realise expected synergies. Economic, competitive, governmental, technological and other factors that may affect AstraZeneca’s and Alexion’s operations are discussed in the section entitled “Risk Factors,” in each of AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2019, and Alexion’s Annual Report on Form 10-K for the year ended 31 December 2019, in each case as amended by any subsequent filings made with the SEC. These forward-looking statements include all matters that are not historical facts and involve predictions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect AstraZeneca’s and Alexion’s current views with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to AstraZeneca’s or Alexion’s results of operations, financial position, liquidity, prospects, growth or strategies and the industries in which they operate. Forward-looking statements speak only as of the date they are made and cannot be relied upon as a guide to future performance. Save as required by law or regulation, AstraZeneca and Alexion disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this announcement that may occur due to any change in their expectations or to reflect events or circumstances after the date of this announcement.